Exhibit 99.1

500.com Limited to Hold Extraordinary General Meeting on April 8, 2021;
Announces Relocation of Headquarters to Singapore

SHENZHEN, China, March 19, 2021 /PRNewswire/ -- 500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a cryptocurrency mining enterprise in China, today announced that it will hold an extraordinary general meeting of shareholders at 14F, West Side, Block B, Building No. 7, Shenzhen Bay Eco-Technology Park, Nanshan District, Shenzhen, The People’s Republic of China on April 8, 2021 at 10:00 a.m., local time.

The Company also announced its decision to relocate its headquarters from Shenzhen to Singapore.

Holders of record of the Company’s ordinary shares at the close of business on March 18, 2021, New York time (the “Record Date”) are entitled to notice of, and to attend and vote at the extraordinary general meeting or any adjournment thereof. Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

Notice of the extraordinary general meeting, which sets forth the resolutions to be submitted for shareholder approval at the extraordinary general meeting is available on the Investor Relations section of the Company’s website at http://ir.500.com.

About 500.com Limited

500.com Limited (NYSE: WBAI) is committed to becoming a leading cryptocurrency mining enterprise. Since announcing its entry into the cryptocurrency industry in December 2020, the Company has entered into definitive agreements to (i) purchase cryptocurrency mining machines, (ii) acquire a controlling stake in Loto Interactive Limited (HKEX: 08198), and (iii) acquire the entire mining pool business of Bitdeer Technologies Holding Company (“BitDeer”) operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com (collectively, the “BTC.com Pool Businesses”), to unfurl a comprehensive approach to cryptocurrency mining. 500.com Limited also was the first company in China to provide online lottery sales agent services, and was one of two enterprises approved by China’s Ministry of Finance to engage in the online sports lottery sales agent business on a trial basis.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information:

500.com Limited

ir@500wan.com

Ms. Danni Zheng

Phone: +86 755 8633 8005

The Piacente Group, Inc.

Helen Wu

Tel: +86 (10) 6508-0677

Email: 500@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: 500@tpg-ir.com